UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Keysight Technologies, Inc.
(Exact name of the registrant as specified in its charter)

Delaware State or other jurisdiction of incorporation	001-36334 Commission File Number	46-4254555 I.R.S. Employer Identification No.

1400 Fountaingrove Parkway, Santa Rosa, CA 95403
Address of principal executive offices

Neil Dougherty        (707) 577-6262

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Introduction

Pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”), Keysight Technologies, Inc. (“Keysight” or “we”) submits this Specialized Disclosure Report on Form SD (“Form SD”) for the year ended December 31, 2016. The Securities and Exchange Commission (“SEC”) issued the Rule pursuant to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”). The Rule imposes certain reporting requirements on issuers like Keysight whose products contain conflict minerals that are necessary to their functionality or production (sometimes referred to as “necessary conflict minerals”). Specifically, the Rule requires an issuer to conduct in good faith a reasonable country of origin inquiry (“RCOI”) designed to determine whether any conflict minerals in the issuer’s supply chain originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively, the “Covered Countries”). If the issuer concludes that any conflict minerals did originate in the Covered Countries, the issuer then must conduct due diligence to determine whether the mining and sale of those conflict minerals directly or indirectly financed or benefited armed groups in the Covered Countries. Finally, the Rule requires the issuer to report its findings publicly via a Form SD.

Forward-Looking Statements

This Specialized Disclosure Report on Form SD, including the Conflict Minerals Report attached as Exhibit 1.01, contains forward-looking statements that are based upon management’s expectations and beliefs concerning future events impacting Keysight. There can be no assurance that these future events will occur as anticipated. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to publicly update them. For a description of certain factors that could cause our future results to differ materially from those expressed in any forward-looking statement, see Item 1A of Keysight’s Annual Report on Form 10-K for the fiscal year ended October 31, 2016 entitled “Risk Factors.”

SECTION 1: CONFLICT MINERALS DISCLOSURE

Item 1.01 Conflict Minerals Disclosures and Report

Description of Keysight’s RCOI

Keysight conducted a Reasonable Country of Origin Inquiry (RCOI) utilizing the Conflict Minerals Report Template (CMRT) and concluded that it could not definitively determine the origin of the 3TG’s in all our products at this time.

Conflict Minerals Disclosure

Keysight’s Form SD and Conflict Minerals Report, filed as Exhibit 1.01 hereto, are publicly available at: http://about.keysight.com/en/companyinfo/environment/Keysight_Conflict_Minerals_Report.pdf as well as the SEC’s EDGAR database at www.sec.gov.

Item 1.02 Exhibit

Keysight has included its Conflict Minerals Report as Exhibit 1.01 to this Form SD.

SECTION 2 - EXHIBITS

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

KEYSIGHT TECHNOLOGIES, INC.
(Registrant)
/s/ Jeffrey Li	May 31, 2017
By Jeffrey Li, Vice President and Assistant General Counsel	Date